Exhibit 99.2

EXPLANATION TO THE AGENDA

Explanation to the agenda for the annual general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands with corporate seat in Amsterdam and Dutch commercial register number 34251954 (the "Company") to be held on Wednesday May 11, 2016 at 9:30 a.m. (Amsterdam time) at Stationsplein 965, 1117 CE Schiphol, The Netherlands.

Agenda item 2 (for discussion):

The Dutch Civil Code requires the Board of Directors to prepare a report with respect to, among other things, the business of the Company and the conduct of its affairs during the preceding financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the report of the Board of Directors for the financial year 2015 will be discussed at the annual general meeting of shareholders.

Due to the international nature of the Company’s business, the report of the Board of Directors for the financial year 2015 has been prepared in the English language, which is permitted under Article 2:391(1) of the Dutch Civil Code, subject to approval by the general meeting of shareholders. Such approval has been obtained at the general meeting of shareholders held on November 10, 2006 for the 2006 financial year and subsequent financial years.

Agenda item 3 (for discussion):

The Dutch Civil Code requires that the statements in the explanatory notes to the annual accounts made pursuant to Articles 2:383c through e of the Dutch Civil Code, regarding the remuneration of the directors and employees of the Company, shall be included as a separate item on the agenda for the annual general meeting of shareholders and be discussed before the proposal to adopt the annual accounts. For purposes of such discussion, reference is made to the relevant sections of the Company’s annual accounts and the related statements in the report of the Board of Directors.

Agenda item 4 (voting item):

The Dutch Civil Code requires the preparation of the Company's annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and all of its subsidiaries.

AGM 2016 – Explanation to the Agenda

Due to the international nature of the Company’s business, the annual accounts have been prepared in the English language, which is permitted under article 2:362 of the Dutch Civil Code, subject to approval by the general meeting of shareholders. Such approval has been obtained at the general meeting of shareholders held on November 10, 2006 for the 2006 financial year and subsequent financial years.

Agenda item 5 (for discussion):

The Board of Directors has determined that the entire 2015 profit shall be reserved and that no profits be distributed as dividends to the shareholders. Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board of Directors. The Board of Directors continues to believe that it is in the best interests of the Company to reserve all profits, although this policy may be reconsidered in the future. Any reconsideration of this policy will depend on future earnings and capital needs, and our operating and financial condition, among other factors that our Board of Directors may deem relevant.

The Board of Directors is constantly assessing the best use of the Company’s capital, whether it be asset purchases, deleveraging and/or return of capital to the shareholders through share repurchases and/or dividend payments, if any. In 2015, the Company repurchased 15.7 million of its own shares of common stock. The Company recently announced a new share repurchase program, which will run through June 30, 2016 and will allow total repurchases of up to US$ 400 million until such date. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares to be repurchased will be determined by the Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company's cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Agenda item 6 (voting item):

It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2015 financial year. Such release only applies to matters that are disclosed in the annual accounts or have otherwise been disclosed to the general meeting of shareholders prior to the resolution to release.

Agenda item 7 (voting item):

It is proposed that Mr. Walter F. McLallen be appointed as non-executive director of the Company for a period of four years with immediate effect. His term of appointment will end at the close of our 2020 annual general meeting of shareholders.

AGM 2016 – Explanation to the Agenda

Mr. McLallen has been the principal of Meritage Capital Advisors, advising corporations in structuring debt and private equity transactions and providing strategic consulting since 2004. Presently, Mr. McLallen serves as a member of the board of directors of Differential Brands Group Inc., as well as a number of private companies. He was also an advisor to and director of the Remington Outdoor Company and its predecessors from 2006 through June 2015 and served as chairman or vice chairman of the board of directors for the last five years of such period. Mr. McLallen was a managing director of CIBC World Markets from 1995 to 2004, during which he was Head of Debt Capital Markets from 1997 to 2004, as well as Head of High Yield Distribution from 2001 to 2004. Mr. McLallen held Associate and Vice President positions at The Argosy Group from 1990 through 1995 and was an analyst in the mergers and acquisitions department at Drexel Burnham Lambert from 1988 to 1990. Mr. McLallen received his BA in Economics and Finance from the University of Illinois at Urbana-Champaign in 1988.

The Board of Directors believes that the Company would greatly benefit from the appointment of Mr. McLallen.

Agenda item 8 (voting item):

A person appointed in accordance with article 16, paragraph 8 of the Company's articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to appoint Mr. Keith A. Helming as the person referred to in article 16, paragraph 8 of the Company's articles of association.

Mr. Helming assumed the position of Chief Financial Officer of the Company in 2006. Prior to joining the Company, he was a long standing executive at GE Capital Corporation, including serving as Chief Financial Officer at aircraft lessor GE Commercial Aviation Services (GECAS).

Agenda item 9 (voting item):

The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that the general meeting of shareholders shall in principle be the corporate body authorized to appoint the registered accountant for the audit of the Company's annual accounts.

It is proposed that PricewaterhouseCoopers Accountants N.V. be reappointed as the registered accountant of the Company.

AGM 2016 – Explanation to the Agenda

Agenda item 10:

Under Dutch law and article 4, paragraph 1 of the Company's articles of association, the Company's general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for such shares. On such designation, the number of shares that may be issued, must be specified. Under Dutch law and article 5, paragraph 3 of the Company's articles of association, the Company's general meeting of shareholders may designate the Board of Directors as the corporate body authorized to resolve to limit or exclude pre-emptive rights. Both designations shall only be valid for a specified period of not more than five (5) years and may from time to time be extended with a period of not more than five (5) years. In Dutch corporate practice, a period of 18 months is customary.

Agenda item 10a (voting item):

It is proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for such shares, for a period of eighteen (18) months from the date of the 2016 annual general meeting of shareholders, and provided that the aggregate number of shares that may be issued and rights that may be granted pursuant to this authorization shall not exceed 10% of the issued share capital at the date of the authorization (May 11, 2016).

The Board of Directors may use the authorization pursuant to this agenda item 10a for any purpose as it deems fit.

Agenda item 10b (voting item):

Without prejudice to agenda item 10a, it is proposed to further authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve upon the issuance of additional shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of additional rights to subscribe for such shares, for a period of eighteen (18) months from the date of the 2016 annual general meeting of shareholders, and provided that:
a)	the aggregate number of shares that may be issued and rights that may be granted pursuant to this further authorization shall not exceed 10% of the issued share capital at the date of the authorization (May 11, 2016); and

AGM 2016 – Explanation to the Agenda

b)	the shares that may be issued and rights that may be granted pursuant to this further authorization may only be used for mergers and/or the acquisition of a business or a company.

If approved, the authorizations proposed under agenda items 10a and 10b will together allow the Board of Directors to resolve upon the issuance of shares in the capital of the Company, and the granting of rights to subscribe for such shares, up to a maximum of 20% of the Company’s issued share capital. In case of a merger or an acquisition of a business or a company as referred to under b), the Board of Directors may resolve to first use the authorization pursuant to agenda item 11b and secondly, if needed, use the authorization pursuant to agenda item 11a.

Agenda item 10c (voting item):

It is furthermore proposed to authorize the Board of Directors and for that purpose, designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares pursuant to agenda items 10a or 10b, for a period of eighteen (18) months from the date of the 2016 annual general meeting of shareholders.

A resolution of the general meeting of shareholders to designate the Board of Directors as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 11:

Under article 6, paragraph 1 of the Company's articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company's issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2015 annual general meeting of shareholders.

Agenda item 11a (voting item):

It is proposed to authorize the Board of Directors for a period of eighteen months, taking effect from the date of this annual general meeting of shareholders, to acquire the Company’s own ordinary shares up to 10% of the issued share capital at the date of the authorization (May 11, 2016), whether through purchases on the stock exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:

AGM 2016 – Explanation to the Agenda

(1)	the last previous closing price of the Company's shares quoted on the New York Stock Exchange on the day that (x) the acquisition of such shares ("Acquisition") is effected or (y) at the discretion of the Board of the Directors, the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition ("Binding Commitments") are entered into, in each case outside opening hours of the New York Stock Exchange; or
(2)	the opening price of the Company's shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange, provided that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10%.

Agenda item 11b (voting item):

It is proposed to further authorize the Board of Directors for a period of eighteen months, taking effect from the date of this annual general meeting of shareholders, to acquire the Company’s own ordinary shares up to an additional 10% of the issued share capital at the date of the authorization (May 11, 2016), whether through purchases on the stock exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above:
(1)	the last previous closing price of the Company's shares quoted on the New York Stock Exchange on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or
(2)	the opening price of the Company's shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, on the day that (x) the Acquisition is effected or (y) at the discretion of the Board of the Directors, the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange, provided that the number of ordinary shares which the Company may at any time hold in its own capital will not exceed 10% (and that the authorization pursuant to this agenda item 11b shall thus be conditional upon cancellation of shares pursuant to agenda item 12).

If approved, the authorizations proposed under agenda items 11a and 11b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, whether at once or in two or more tranches and, if applicable, subject to cancellation of shares in accordance with agenda item 12. The Company may repurchase and acquire such shares at any time during the period of eighteen months, starting from May 11, 2016. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 12.

AGM 2016 – Explanation to the Agenda

Agenda item 12 (voting item):

It is proposed by the Board of Directors to reduce the Company's issued share capital through cancellation of its shares that may be acquired by the Company during the period of eighteen months, starting from May 11, 2016, pursuant to the authorizations to repurchase shares, as outlined under agenda item 11, or otherwise.

Pursuant to article 7 of the Company's articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law.

The exact number of shares to be cancelled following this resolution will be determined by the Board of Directors. The cancellation may be executed in one or more tranches.

The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company's articles of association.

A resolution of the general meeting of shareholders to cancel the ordinary shares described above shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders.

Agenda item 13a (voting item):

Effective as of February 1, 2016, the Company has moved its place of effective management to Dublin, Ireland. As of that date, meetings of the Board of Directors are, and are expected to be, predominantly held at the Company's offices in Dublin, Ireland. For this reason, it is proposed to amend articles 16.3, 16.4 and 16.5 of the Company's articles of association. In addition, it is proposed to amend articles 10.1, 27.2 and 30 of the Company's articles of association, among other things with the purpose to delete references in these provisions to the Company's offices or other addresses in the Netherlands.

As of November 1, 2015, the Implementation Act European directive on annual accounts (Uitvoeringswet richtlijn jaarrekening) entered into force. One of the changes resulting therefrom, is a change of the term "annual report" (jaarverslag) used in Book 2 of the Dutch Civil Code into "board report" (bestuursverslag). It is proposed to amend article 25.5 of the Company's articles of association, with the purpose to align this provision with this revised terminology.

AGM 2016 – Explanation to the Agenda

For a further explanation of the proposed amendment to articles 10.1, 16.3, 16.4, 16.5, 25.5, 27.2 and 30  of the articles of association, reference is made to the draft text of the proposed amendment and the explanation in connection therewith.

Agenda item 13b (voting item):

The Board of Directors proposes to designate each of the Company's directors and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to execute the notarial deed amending articles 10.1, 16.3, 16.4, 16.5, 25.5, 27.2 and 30 of the Company's articles of association.

The Board of Directors
March 24, 2016

AGM 2016 – Explanation to the Agenda